Exhibit 99.8

(BAR CODE)

ANNUAL GENERAL MEETING OF SHAREHOLDERS – APRIL 15, 2016

ASSEMBLEA DEGLI AZIONISTI - 15 APRILE 2016

ATTENDANCE AND PROXY CARD

REGISTRATION NUMBER	1.123.00099	N. DI REGISTRAZIONE

The Annual General Meeting of Shareholders of Ferrari N.V. will be held on April 15, 2016 at 3:00 p.m. CET at:	L’Assemblea degli Azionisti di Ferrari N.V. si terrà il 15 Aprile 2016 alle ore 15:00 CET presso:
Radisson Blu Hotel Amsterdam Airport Boeing Avenue 2, 1119 PB Schiphol-Rijk (the Netherlands)

We hereby confirm the registration to attend the above meeting of:	Confermiamo la registrazione per partecipare alla suddetta assemblea di:

Shareholder/Azionista: XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

Date of birth/Data di nascita: XX.XX.XXXX - Place of birth/Luogo di nascita: XXXXXXXXXXXXXXXX

Resident in/Residente in: XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

for the following shares/ per le seguenti azioni:
Class of shares/Tipo azioni	(Common/Electing/Qualifying/Special)
Number of shares/Numero di azioni	XXXXXXXXXXX

Ferrari N.V.	Computershare S.p.A.

PROXY CARD

Should the above indicated shareholder not be able to attend the meeting in person, he/she may appoint a representative filling in the following proxy:	Se il suddetto azionista non può partecipare all’assemblea personalmente, potrà delegare un rappresentante completando la seguente delega:

The Undersigned/Il sottoscritto XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX,

appoints/delega:

Mr./Mrs./ il Sig./la Sig.ra …………………………………………………………………………

to represent him/her and vote on his/her behalf at the abovementioned AGM of Shareholders of Ferrari N.V.	a rappresentarlo/la e a votare per suo conto alla sopramenzionata Assemblea degli Azionisti della Ferrari N.V.

Date/Data	Signature/Firma